Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Ashland Inc. has filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon Oil Corporation by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. will file a definitive proxy statement/prospectus with the SEC in connection with the transaction. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, and the anticipated effects of the acquisition on future earnings. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains excerpts from the transcript of the second quarter 2004 earnings conference call and webcast on July 27, 2004 at 2:00 p.m. (EST). Participants from Marathon Oil Corporation and Marathon Ashland Petroleum LLC included, Clarence P. Cazalot, Jr., President and Chief Executive Officer of Marathon, Janet F. Clark, Senior Vice President and Chief Financial Officer, Steven B. Hinchman, Senior Vice President of Worldwide Production, Philip G. Behrman, Senior Vice President of Worldwide Exploration, Patrick J. Kuntz, Vice President

of Crude Oil and Natural Gas for Marathon Oil Company, Kenneth L. Matheny, Vice President of Investor Relations and Public Affairs, Gary Heminger, President of MAP, and Garry Peiffer, Senior Vice President of Finance and Information Technology for MAP. Other conference call participants included Doug Terreson, Morgan Stanley-Analyst, Paul Ting, UBS-Analyst, Jeff Dietert, Simmons & Company-Analyst, Ben Dell, Sanford Bernstein-Analyst, Gene Gillespie, Howard Weil-Analyst, Mark Gillem, Benchmark Company-Analyst, Jennifer Rowland, J.P. Morgan-Analyst, Jay Saunders, Deustche Bank-Analyst, Paul Cheng, Lehman Brothers-Analyst, and Fred Lueffer, Bear Stearns-Analyst. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Presentation
Kenneth Matheny – Vice President, Investor Relations and Public Affairs

“The acquisition of Ashland’s 38 percent minority interest in MAP continues to move forward. We received early termination of Hart-Scott-Rodino, and have submitted our request for a letter ruling to the IRS on the tax free status of the proposed transaction. Additionally, I would remind you that we issued 34.5 million shares of Marathon common stock at the end of March to help facilitate this transaction, which because it is not expected to close until the fourth quarter of this year, diluted our earnings for the quarter but on a prospective basis we anticipate this transaction will be accretive to earnings. For example, had we owned 100% of MAP under the terms of the agreement, our earnings per share this quarter would have increased approximately 35 cents.”

Questions and Answers
Question: Paul Ting – UBS Analyst

"Good afternoon. A couple of questions, please. First of all, the — your debt is very low at about 20%. CapEx appeared to be somewhat conservative, both in the first quarter and second quarter, I’m talking about upstream specifically. Is your guidance for upstream CapEx still around a billion dollars? And why are you not more aggressive with your upstream capital expense given your low debt and the relatively high strength of prices in the commodities?”

Answer: Janet Clark, Senior Vice President and Chief Financial Officer – Marathon Oil Corporation

"Right, I’ll just remind you that, you know, we are looking forward to closing the minority interest acquisition, you know, hopefully by year-end, and of course, that will be about $1.9 billion of debt we’ll assume and then very shortly repay and also $800 million worth of cash and receivables. So, you know, we’re not really just sitting on that cash for long-term. We have a near-term use for it you know, by year-end.”

Question: Paul Ting – UBS Analyst

"I guess part of my question, also, is that your capital expenditure into upstream appeared to be conservative. Does that imply any kind of possibilities into acquisition, in upstream, not just downstream?”

Answer: Clarence P. Cazalot, Jr., President and Chief Executive Officer – Marathon Oil Corporation

“No, I don’t think it does. And I don’t see it as conservative. I think the — we tend to look at our total program and I think when you look at the upstream, the integrated gas piece, of course, now with the sanction of our LNG project, that expenditure is ramping up, and a full program, an $800 million program in our R & M business; you know our capital program for 2004 is rather robust and when you put on top of that roughly the $3 billion minority interest acquisition in MAP, as Janet’s talked about, I’d say we have a rather full capital program this year. I think as you’ve seen from some of our presentations going forward, next year, 2005, we continue to see a high level of expenditure in MAP, again, around $800 million. We indeed see our upstream expenditures go up, because even as some of our EG investments begin to diminish, we’ve got major investments in Norway and elsewhere. So our capital program we think is both appropriate and the right size for the projects we have, Paul.”